March 7, 2025

Michael L. Zemetra
Chief Financial Officer and Treasurer
Veritone, Inc.
1615 Platte Street, 2nd Floor
Denver, Colorado, 80202

       Re: Veritone, Inc.
           Form 10-K filed on April 01, 2024
           File No. 001-38093
           Correspondence filed on February 24, 2025
Dear Michael L. Zemetra:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology